cM

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

14040283

SECURITI... ...COMMISSION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brown Advisory Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill, CFO — (410) 537-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, **David M. Churchill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brown Advisory Securities, LLC (the "Company")** as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DANA ANN WILLIAMS
Notary Public-Maryland
Baltimore County
My Commission Expires
October 25, 2015

David M. Churchill

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5)

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying financial statements of Brown Advisory Securities, LLC which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

February 28, 2014

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Enclosed please find two copies of the Financial Statements for Brown Advisory Securities, LLC for the years ended December 31, 2013 and 2012.

Sincerely,

Shannon M. Pierce
Controller

Reference: ID#120736

BROWN ADVISORY
901 South Bond Street, Suite 400, Baltimore, MD 21231
410-537-5400 800-645-3923

www.brownadvisory.com

KPMG

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP
KPMG LLP

February 26, 2014

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2013 and 2012

(In thousands)

Assets		**2013**	**2012**
Cash and cash equivalents	$	3,797	2,847
Receivable from clearing organization		481	573
Prepaid expenses and other assets		119	116
Investment securities at fair value, cost of $157 in 2013 and $151 in 2012 (note 3)		153	156
Deposits with clearing organization (note 5)		104	104
	$	4,654	3,796
Liabilities and Member's Equity			
Accrued compensation	$	1,238	1,277
Payable to clearing organization		40	42
Payable to affiliates (note 8)		673	260
Accrued expenses and other payables		194	116
Total liabilities		2,145	1,695
Member's equity		2,509	2,101
	$	4,654	3,796

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2013 and 2012

(In thousands)

		2013	2012
Revenues:			
Asset based fees	$	12,639	10,582
Commissions		3,017	3,727
Interest		280	295
Investment income, including realized and unrealized gains / (losses) of ($3) and $5 in 2013 and 2012, respectively		(3)	5
Other		25	—
		15,958	14,609
Operating expenses:			
Employee compensation and benefits		13,824	12,604
Service bureau		379	392
Occupancy and equipment		363	365
Promotional and travel		149	147
Communications		98	126
Other		1,237	1,170
		16,050	14,804
Loss before income taxes		(92)	(195)
Income tax expense		—	973
Net loss	$	(92)	(1,168)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2013 and 2012

(In thousands)

		Capital contributions	Cumulative deficit	Total member's equity
Balance at December 31, 2011	$	3,559	(790)	2,769
Contribution from member		500	—	500
Net loss		—	(1,168)	(1,168)
Balance at December 31, 2012		4,059	(1,958)	2,101
Contribution from member		500	—	500
Net loss		—	(92)	(92)
Balance at December 31, 2013	$	4,559	(2,050)	2,509

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In thousands)

		2013	2012
Cash flows from operating activities:			
Net loss	$	(92)	(1,168)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:			
Realized and unrealized (gains) / losses on investment securities		3	(5)
Changes in operating assets and liabilities:			
Receivable from/payable to clearing organization		90	119
Prepaid expenses and other assets		(3)	2
Deferred tax asset		—	973
Accrued compensation		(39)	(51)
Due to affiliates		413	(82)
Accrued expenses and other payables		78	32
Net cash provided by / (used in) operating activities		450	(180)
Cash flows provided by financing activity:			
Contribution from member		500	500
Net increase in cash and cash equivalents		950	320
Cash and cash equivalents at beginning of year		2,847	2,527
Cash and cash equivalents at end of year	$	3,797	2,847

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Notes to Financial Statements

December 31, 2013 and 2012

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC). Effective January 1, 2012, Brown Advisory Incorporated (BAI, formerly Brown Advisory Holdings Incorporated) transferred its membership interest in the Company to Brown Advisory Management, LLC (BAM), a subsidiary. BAM is the Company's sole member. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees consist of referral fees and client account fees. Referral fees are generally based on the period-end fair value of the assets under management and are determined in arrears on a quarterly basis. Client account fees are generally based on the period-end fair value of the assets under management and are determined in advance on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(d) Income Taxes

Prior to January 1, 2012, the Company was considered a disregarded entity for tax purposes and included in the corporate federal and state income tax returns filed by BAI. Effective January 1, 2012, BAM, a multi-member LLC treated as a partnership for tax purposes, became the sole member of the Company. As a partnership, BAM is not subject to federal or state income taxes since such taxes are the responsibility of the BAM members. The Company is still treated as a disregarded entity for tax purposes; however, it is now included in the partnership federal and state returns filed by BAM. Therefore, the transfer of membership interest in the Company from BAI to BAM on January 1, 2012 resulted in a change in tax status for the Company. This change in tax status resulted in the elimination of $973,000 of deferred tax assets as of January 1, 2012 that is included in income tax expense on the statement of operations for the year ended December 31, 2012. There will be no income tax expense or benefit recorded in these financial statements for 2013 and going forward.

(e) ***Investments***

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are including in results of operations. Dividends and interest income are recognized when earned.

(f) ***Stock-Based Compensation***

The cost of employee services received in exchange for stock compensation is measured based on the grant-date fair value of the employee stock options. Stock options are issued by BAI to employees of the Company. Share-based compensation costs are allocated to the Company by BAI and settled monthly through intercompany transactions, which amounted to $476,000 and $446,000 for the years ended December 31, 2013 and 2012, respectively.

(g) ***Fair Value Measurements***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transactions between market participants at the measurement date. U.S. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(3) Investment Securities

Investment securities at fair value of $153,000 and $156,000 as of December 31, 2013 and 2012, respectively, consisted of a related mutual fund.

(4) Fair Value Measurements

In accordance with U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

The Company's investment is valued based on quoted market prices in an active market (Level 1 inputs).

(5) Deposits with Clearing Organization

Deposits with clearing organization consisted primarily of money market funds at December 31, 2013 and 2012.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,063,000 which was $1,813,000 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.04 to 1 as of December 31, 2013.

(7) Risks

The following is a description of the significant risk facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year-ended December 31, 2013. The Company's investment is a mutual fund. The

(Continued)

Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(c) ***Legal/Regulatory Risk***

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(8) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Advisory, LLC (BALLC), a subsidiary of BAM, BALLC allocates to the Company certain operating expenses, including occupancy, communications and data processing, advertising, and employee compensation and benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. The Company reimburses certain other affiliates for disbursements made on its behalf and for employee compensation costs related to certain compensation plans, including share-based compensation plans. In addition, as compensation for referring clients, the Company is allocated a portion of fees earned by BALLC and Brown Investment Advisory & Trust Company, a subsidiary of BAI. Revenues from asset-based fees included $5,184,000 and $3,840,000 in 2013 and 2012, respectively, related to these revenue sharing arrangements. The Company had a payable to affiliates in the amount of $673,000 and $260,000 at December 31, 2013 and 2012, respectively.

(9) Compensation Plans

The Board of Directors of BAI has approved the issuance of options to purchase its common stock and the issuance of shares of common stock to certain key employees of the Company. BAI made loans to the employees to fund the purchase of the common stock and made loans to certain employees pursuant to promissory notes upon the employees joining the Company. In addition, BAM has also issued loans to employees for the purpose of purchasing common units in the partnership. Compensation expense relating to loan forgiveness allocated to the Company by both BAI and BAM was $145,000 and $245,000 in 2013 and 2012, respectively.

BAM has a long term incentive plan for certain of its key executives and employees. This plan was established in 2013. Compensation expense allocated to the company by BAM was $13,000 in 2013.

BAI has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by BAI was $409,000 and $413,000 in 2013 and 2012, respectively.

Options to purchase common stock of BAI have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the weighted average assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility

by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2013	2012
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	36.65	37.52
Expected term (years)	7.15	7.17
Risk-free interest rate	1.39	1.41

The weighted average grant date fair value of options granted during the years 2013 and 2012 was $21.98 and $16.63, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013 and 2012 was $5,684,000 and $1,551,000, respectively.

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2011	411,126	$ 21.35
Granted	22,500	40.00
Exercised	(44,490)	(14.47)
Forfeited	—	—
Expired	—	—
Balance at December 31, 2012	389,136	23.74
Granted	26,209	53.99
Exercised	(122,901)	13.86
Forfeited	—	—
Expired	—	—
Balance at December 31, 2013	292,444	30.31
Exercisable at December 31, 2013	187,485	24.91

The weighted average remaining contractual term of options outstanding and options currently exercisable is 4.98 and 3.50 years, respectively.

The total compensation cost for options recognized was $476,000 and $446,000 in 2013 and 2012, respectively. At December 31, 2013, there was $976,000 of total unrecognized compensation cost related to nonvested option awards. That cost is expected to be recognized over a weighted average period of 2.6 years.

(10) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2014, the date at which the financial statements were issued, and determined there are no other items to disclose.

Schedule I

BROWN ADVISORY SECURITIES, LLC

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2013

(In thousands)

Aggregate indebtedness	$	2,145
Net capital:		
Total member's equity	$	2,509
Deductions/charges:		
Nonallowable assets:		
Receivable from clearing company		(236)
Prepaid expenses and other assets, and other receivables		(118)
Other deductions:		
Haircuts		(92)
Net capital		2,063
Minimum required net capital (the greater of $250,000 or 6.67% of aggregate indebtedness)		250
Excess net capital	$	1,813
Ratio of aggregate indebtedness to net capital		104%
	or	1.04 to 1

There are no material differences between this computation and the computation filed by the Company on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2013.

See accompanying independent registered public accounting firm report.

Schedule II

BROWN ADVISORY SECURITIES, LLC

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

December 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)

See accompanying independent registered public accounting firm report.

Schedule III

BROWN ADVISORY SECURITIES, LLC

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)

See accompanying independent registered public accounting firm report.

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

February 26, 2014